UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6 )*

                             Smithfield Foods, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $ .50 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   832248 10 8
                -------------------------------------------------
                                 (CUSIP Number)

                          J. Troy Smith, Jr.
                          William R. Lathan, Jr.
                          Ward and Smith, P.A.
                          1001 College Court
                          New Bern, North Carolina 28562
                          (252) 633-1000
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 2, 1998
                -------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


---------------------------------              ---------------------------------
CUSIP No. 832248 10 8                                  Page 2 of 8 Pages
---------------------------------              ---------------------------------


------ --------------------------------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Carroll's Foods, Inc.
       56-0897366
------ --------------------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                                   (a) [ ]
                                                                                                             (b) [ ]

------ --------------------------------------------------------------------------------------------------------------
3      SEC USE ONLY


------ --------------------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

       WC
------ --------------------------------------------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      [ ]



------ --------------------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION


       North Carolina, United States
------------------ ------ -------------------------------------------------------------------------------------------
NUMBER OF SHARES     7    SOLE VOTING POWER
 BENEFICIALLY
  OWNED BY                2,556,000
    EACH           ------ -------------------------------------------------------------------------------------------
  REPORTING          8    SHARED VOTING POWER
   PERSON
    WITH                  -0-
                   ------ -------------------------------------------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                          2,556,000
                   ------ -------------------------------------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          -0-
------ --------------------------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


       2,556,000
------ --------------------------------------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                 [X]



------ --------------------------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


       6.19%
------ --------------------------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


       CO
------ --------------------------------------------------------------------------------------------------------------

      Pursuant to Item 101(a)(2)(ii) of Regulation S-T promulgated pursuant to the Securities Exchange Act of 1934, as amended, this Amendment No. 6 amends and restates in its entirety the Schedule 13D dated August 18, 1992, as amended on September 15, 1992, October 16, 1992, April 18, 1995, May 17, 1995, and January 10, 1996 (as so amended, the "Statement") as filed by Carroll's Foods, Inc.

ITEM 1.  SECURITY AND ISSUER.

      This Statement relates to the Common Stock, $.50 Par Value per share (the "Common Stock"), of Smithfield Foods, Inc., a Delaware corporation with its principal executive offices located at 200 Commerce Street, Smithfield, Virginia 23430 (the "Issuer").

ITEM 2.  IDENTITY AND BACKGROUND.

      (a)-(c) This Statement is filed by Carroll's Foods, Inc. ("Carroll's"), a North Carolina corporation engaged in the production of swine and poultry. The address of the principal business and principal office of Carroll's is Highway 24 West, Post Office Box 856, Warsaw, North Carolina 28398.

      The current directors, executive officers and control persons of Carroll's are as follows:

            (i) F. J. Faison, Jr., Post Office Box 856, Warsaw, North Carolina 28398, is the President, Chief Executive Officer and a Director of Carroll's at its address listed above. Mr. Faison also serves as a director of the Issuer.

            (ii) Jeffrey S. Matthews, Post Office Box 856, Warsaw, North Carolina 28398, is a Vice President, Director, and principal shareholder of Carroll's at its address listed above.

            (iii) Carroll M. Baggett, Post Office Box 856, Warsaw, North Carolina 28398, is a Vice President, Director, and principal shareholder of Carroll's at its address listed above.

            (iv) James O. Matthews, Post Office Box 856, Warsaw, North Carolina 28398, is a Vice President, Director, and principal shareholder of Carroll's at its address listed above.

            (v) A. L. Hobgood, III is a Director of Carroll's. He is an investment broker and serves as Vice President of Scott & Stringfellow Investment Corp., an investment brokerage firm. His business address, and the address of his employer, is 514 Plaza Boulevard, Post Office Box 2549, Kinston, North Carolina 28502.

            (vi) William A. Prior is a Director of Carroll's. He serves as President, Chief Executive Officer and a Director of Accudyne, Inc., a manufacturer of printed circuit boards. His business address, and the address of his employer, is 5800 McHines Place, Raleigh, North Carolina 27604.


             (vii) John B. McKinnon is a Director of Carroll's. He is retired, having formerly served as Dean of the Babcock Graduate School of Management at Wake Forest University and as President of Sara Lee Corp. His residence address is 2020 Virginia Road, Winston-Salem, North Carolina 27104.

             (viii) Sheldon M. Fox is a Director of Carroll's. He is the Chief Financial Officer of CCB Financial Corporation, a bank holding company, and its bank subsidiary, Central Carolina Bank. His business address, and the address of his employer, is 111 Corcoran Street, Durham, North Carolina 27701.

      (d) During the last five years, neither Carroll's nor any of its above executive officers or directors have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, neither Carroll's nor any of its above executive officers or directors have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either Carroll's or any such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the above executive officers and directors of Carroll's are United States citizens.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The Common Stock currently held by Carroll's is a portion of a larger original number of shares acquired by Carroll's in various transactions beginning in 1991. Of those original shares, certain shares were purchased on the open market or in private transactions at various prices with general operating funds of Carroll's, and 2,000,000 of such shares (as restated for a stock split) were purchased by Carroll's directly from the Issuer pursuant to a Subscription Agreement (the "Subscription Agreement") with payment of the purchase price being made by delivery to the Issuer of a promissory note which has since been repaid in full.

ITEM 4.  PURPOSE OF TRANSACTION.

      All shares of the Common Stock held by Carroll's were acquired for investment purposes. Since September 1998, and pursuant to Forms 144 filed by Carroll's with the Securities and

Exchange Commission, Carroll's has sold an aggregate of 400,000 shares of the Common Stock. (See Item 5 below.) The purpose of these sales was to generate funds for general business purposes. Carroll's currently plans to sell additional shares of the Common Stock during the first three months of 1999, subject to market conditions and its own investment judgment, and depending on economic conditions in the swine industry, its working capital requirements, access to adequate funding for operations and other financial considerations.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a)-(b) Carroll's beneficially owns an aggregate of 2,556,000 shares of the Common Stock, which constitutes 6.19% of the outstanding shares of such stock (based on a total of 41,298,014 outstanding shares as reported in the Issuer's most recent Quarterly Report on Form 10-Q filed on December 16, 1998).

      The President and Chief Executive Officer of Carroll's, F.J. Faison, Jr., serves as a director of the Issuer. Mr. Faison holds directly 5,000 shares of the Common Stock (as to which he exercises sole voting and dispositive power). Mr. Faison also lists the above 2,556,000 shares held by Carroll's in his reports on Form 4 filed with the Securities and Exchange Commission under
Section 16(a) of the Securities Exchange Act of 1934, but he disclaims beneficial ownership of and any pecuniary interest in any of such shares held by Carroll's.

      A.L. Hobgood III, who is a director of Carroll's, also is, or may be deemed to be, the beneficial owner of shares of the Common Stock. Mr. Hobgood holds 7,000 shares in his own name (as to which shares he exercises sole voting and dispositive power), and his wife holds 3,400 shares (as to which shares he disclaims voting and dispositive power). Additionally, 15,000 shares are held in a personal trust of which he is the sole beneficiary (but as to which shares the Trustee has sole voting and dispositive power); 3,048 shares are held by Mr. Hobgood as Trustee or Custodian for certain of his nieces and nephews (as to which shares he has voting and dispositive power); 1,000 shares are held by his brother as Trustee for Mr. Hobgood's children (as to which shares Mr. Hobgood disclaims voting and dispositive power); and, 7,000 shares are held by a charitable foundation of which Mr. Hobgood is a director (as to which shares Mr. Hobgood disclaims voting and dispositive power).

      Sheldon M. Fox, who is a director of Carroll's, is a beneficial owner of 100 shares of the Common Stock which shares are held jointly with certain family members (as to which shares he exercises shared voting and dispositive power).

      Carroll's has sole voting and dispositive power over its 2,556,000 shares of the Common Stock. Carroll's disclaims any voting or dispositive power over any shares beneficially owned by Mr. Faison, Mr. Hobgood or Mr. Fox, and those shares are excluded from the aggregate beneficial ownership of Carroll's set forth above.

      (c) During the 60 days preceding the date of this Amendment No. 6, the following transactions in the Common Stock have been effected by Carroll's:

                                             Price Per
      Date             Number of Shares        Share      Type of Transaction
      ----             ----------------      ---------    -------------------
October  2, 1998            10,000            $17.750       Open market sale
October  5, 1998            10,000             17.125       Open market sale
October  6, 1998            10,000             17.313       Open market sale
October  7, 1998            10,000             16.875       Open market sale
October  8, 1998            10,000             15.938       Open market sale
October  9, 1998            10,000             16.375       Open market sale
October 12, 1998            10,000             16.000       Open market sale
October 13, 1998            10,000             15.563       Open market sale
October 14, 1998            10,000             15.125       Open market sale
October 15, 1998            10,000             14.875       Open market sale
October 16, 1998            10,000             15.750       Open market sale
November 30, 1998           20,000             25.750       Open market sale
December  1, 1998           20,000             25.875       Open market sale
December  2, 1998           20,000             26.625       Open market sale
December  3, 1998           20,000             27.000       Open market sale
December  4, 1998           20,000             26.250       Open market sale
December  7, 1998           20,000             25.625       Open market sale
December  8, 1998           20,000             26.313       Open market sale
December  9, 1998           20,000             26.875       Open market sale
December 10, 1998           20,000             27.243       Open market sale
December 11, 1998           20,000             26.875       Open market sale

        (d) All shares of Common Stock beneficially owned by Carroll's are held of record by Carroll's Swine Investment Partnership (the "Partnership") which is a Virginia general partnership. Carroll's serves as one of two general partners of and holds a 99% equity interest in the Partnership. Carroll's Foods of Virginia, Inc., whose shareholders are the same as those of Carroll's Foods, Inc., is the remaining general partner and the holder of the remaining 1% equity interest in the Partnership. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Carroll's.

      With respect to the shares beneficially owned by Mr. Faison, Mr. Fox, and Mr. Hobgood, no persons other than those specified in Item 5(a) above are known to have any such right or power.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      In connection with its purchase from the Issuer of 2,000,000 newly issued shares (as restated for a stock split) of the Common Stock, Carroll's entered into the Subscription Agreement (see Item 3 above) which, among other things, provides that, after payment of the Note in full, at the request of Carroll's on up to four separate occasions the Issuer will file a registration statement under the Securities Act of 1933 (the "Securities Act") relating to the offer and sale by Carroll's of all or any portion of up to 3,722,000 (as restated for a stock split) of the shares of the Common Stock held by Carroll's. Expenses related to one such registration statement will be paid by the Issuer, and Carroll's will be obligated to pay all expenses related to any other registrations it requests. Additionally, the Issuer will give notice to Carroll's prior to filing a registration statement relating to an underwritten offering by the Issuer of shares of the Common Stock, and, subject to certain conditions, Carroll's will have the right to include any of 3,722,000 (as restated for a stock split) of the shares it holds in such registration statement.

        The rights of Carroll's under the Subscription Agreement with respect to the registration of offers and sales of shares of the Common Stock may be assigned and transferred to or for the benefit of any creditor of Carroll's which at the time of lending to Carroll's took and has maintained a security interest in any of the 3,722,000 shares (as restated for a stock split) held by Carroll's.

        The registration rights granted to Carroll's under the Subscription Agreement shall expire as to any particular shares when (i) a registration statement with respect to the sale of those shares has become effective and the shares have been disposed of in accordance therewith, (ii) those shares have been distributed to the public pursuant to Rule 144 under the Securities Act,
(iii) those shares have otherwise been transferred, new certificates for them not bearing a legend restricting further transfer have been delivered by the Issuer, and subsequent disposition of the shares does not require registration or qualification under the Securities Act or any similar state law then in force, or (iv) the shares have ceased to be outstanding.

        Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Carroll's, its executive officers, directors and control persons, or between such persons and any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The following Exhibit previously filed in paper format is incorporated by reference herein pursuant to Rule 102(a) of Regulation S-T.

EXHIBIT NUMBER                    DESCRIPTION OF EXHIBIT
--------------                    ----------------------

     1 Copy of Subscription Agreement (incorporated herein by reference from Amendment No. 1 to the Statement)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                          CARROLL'S FOODS, INC.



                                          By:  /s/ F.J. Faison, Jr.
                                               --------------------------------
                                               F.J. Faison, Jr., President and
                                               Chief Executive Officer

December 18, 1998